UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 28, 2026
ARRIVED HOMES 4, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer's telephone number)

www.arrived.com
(Issuer's website)

Arrived Series Breckenridge; Arrived Series Tyner; Arrived Series Cordelia; Arrived Series Allen; Arrived Series Sanford; Arrived Series Dan; Arrived Series Resolana; Arrived Series Westgate; Arrived Series Monterey; Arrived Series Gerald; Arrived Series Mystic; Arrived Series Nicole; Arrived Series Harold; Arrived Series Sandridge; Arrived Series Sullivan; Arrived Series Wendell; Arrived Series Wizard; Arrived Series Arnold; Arrived Series Cole; Arrived Series Annadale; Arrived Series Flintwood; Arrived Series Commodore; Arrived Series Cher; Arrived Series Sachi; Arrived Series Satjanon; Arrived Series Bristol; Arrived Series Westbury; Arrived Series Sonny; Arrived Series Arcola; Arrived Series Holly; Arrived Series Gentry; Arrived Series Cranberry; Arrived Series Troxler; Arrived Series Shawnee; Arrived Series Olivia; Arrived Series Prakash; Arrived Series Lendrum; Arrived Series Funderburk; Arrived Series Kern; Arrived Series Humphreys; Arrived Series Jasmine; Arrived Series Rose; Arrived Series Skitt; Arrived Series 500; Arrived Series Chesterfield; Arrived Series Brownster; Arrived Series Joyce; Arrived Series Jennie; Arrived Series Rattler; Arrived Series Savannah; Arrived Series Travis; Arrived Series Hutchins; Arrived Series Kimble; Arrived Series Hawthorn; Arrived Series Garnet; Arrived Series Moraine; Arrived Series Lavon; Arrived Series Ruby; Arrived Series Zube

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. OTHER EVENTS

Net Asset Value as of April 25, 2026

As of 8:00 AM Eastern Time, Saturday, April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
Allen	$10.13
Annadale	$9.56
Arcola	$9.64
Arnold	$10.20
Breckenridge	$10.30
Bristol	$10.12
Cher	$10.69
Cole	$10.11
Commodore	$9.65
Cordelia	$9.87
Cranberry	$9.98
Dan	$9.88
Flintwood	$9.75
Gentry	$10.12
Gerald	$9.87
Harold	$10.03
Holly	$10.12
Monterey	$10.58
Mystic	$9.39
Nicole	$9.82
Resolana	$10.20
Sachi	$9.80
Sandridge	$10.01
Sanford	$9.03
Satjanon	$9.62
Shawnee	$8.99
Sonny	$10.70
Sullivan	$10.16
Troxler	$9.85

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher
ASSETS
Current assets:
Cash	$12,046	$21,453	$16,016	$14,998	$18,526	$20,463	$14,565
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,255	5,427	8,240	6,386	9,680	8,082	5,834
Property and equipment, net	290,069	339,746	296,076	301,016	357,526	340,271	280,520
Total assets	$308,370	$366,626	$320,332	$322,399	$385,732	$368,816	$300,919

LIABILITIES
Current liabilities:
Accrued expenses	$1,201	$1,072	$1,378	$1,224	$1,258	$5,010	$934
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,086	6,532	3,296	7,037	7,557	5,896	4,224
Tenant deposits	2,095	2,095	4,190	2,595	4,543	3,843	2,345
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,382	$9,699	$8,863	$10,856	$13,358	$14,748	$7,503

MEMBERS' EQUITY (DEFICIT)
Members' capital	304,151	369,450	323,374	315,280	374,533	365,494	304,755
Accumulated deficit	(5,164)	(12,524)	(11,905)	(3,736)	(2,160)	(11,427)	(11,339)
Total members' equity (deficit)	$298,987	$356,926	$311,469	$311,543	$372,373	$354,067	$293,416
Total liabilities and members' equity (deficit)	$308,370	$366,626	$320,332	$322,399	$385,732	$368,816	$300,919

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	298,987	356,926	311,469	311,543	372,373	354,067	293,416
Net adjustments to fair value	61,515	40,549	37,946	62,371	79,229	65,462	68,926
TOTAL NET ASSETS	$360,502	$397,475	$349,415	$373,914	$451,603	$419,529	$362,342
NET ASSET VALUE PER INTEREST	$10.13	$9.56	$9.64	$10.20	$10.30	$10.12	$10.69

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Gentry
ASSETS
Current assets:
Cash	$15,270	$26,223	$21,060	$15,287	$39,591	$20,584	$21,977
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,662	7,113	2,850	5,215	3,263	6,234	7,254
Property and equipment, net	285,565	375,862	338,220	308,563	263,734	353,998	332,336
Total assets	$307,497	$409,198	$362,130	$329,065	$306,588	$380,817	$361,568

LIABILITIES
Current liabilities:
Accrued expenses	$981	$5,179	$1,319	$2,903	$1,071	$1,533	$1,104
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,376	5,667	8,476	5,388	5,690	4,593	6,546
Tenant deposits	2,445	2,595	2,295	2,095	2,468	2,495	2,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,802	$13,441	$12,090	$10,385	$9,229	$8,621	$10,445

MEMBERS' EQUITY (DEFICIT)
Members' capital	299,130	407,862	361,204	333,476	306,840	380,498	358,673
Accumulated deficit	(1,435)	(12,105)	(11,164)	(14,796)	(9,480)	(8,301)	(7,550)
Total members' equity (deficit)	$297,695	$395,757	$350,040	$318,679	$297,359	$372,196	$351,123
Total liabilities and members' equity (deficit)	$307,497	$409,198	$362,130	$329,065	$306,588	$380,817	$361,568

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	297,695	395,757	350,040	318,679	297,359	372,196	351,123
Net adjustments to fair value	59,061	50,730	64,112	52,651	53,873	54,268	60,563
TOTAL NET ASSETS	$356,756	$446,487	$414,152	$371,330	$351,232	$426,465	$411,686
NET ASSET VALUE PER INTEREST	$10.11	$9.65	$9.87	$9.98	$9.88	$9.75	$10.12

	Gerald	Harold	Holly	Monterey	Mystic	Nicole	Resolana
ASSETS
Current assets:
Cash	$13,272	$18,026	$24,915	$17,452	$12,063	$15,433	$8,445
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,388	5,627	5,703	4,551	5,662	5,782	5,564
Property and equipment, net	304,295	300,738	305,683	288,274	298,267	295,106	282,573
Total assets	$321,955	$324,392	$336,302	$310,277	$315,992	$316,322	$296,582

LIABILITIES
Current liabilities:
Accrued expenses	$2,349	$1,131	$4,654	$1,198	$1,378	$1,082	$374
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,993	6,198	3,923	6,777	4,052	6,160	4,052
Tenant deposits	2,095	2,250	2,195	1,750	2,195	2,345	2,145
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,438	$9,579	$10,772	$9,725	$7,624	$9,587	$6,571

MEMBERS' EQUITY (DEFICIT)
Members' capital	329,032	333,369	331,624	312,221	323,085	307,162	302,127
Accumulated deficit	(17,514)	(18,557)	(6,094)	(11,669)	(14,718)	(427)	(12,116)
Total members' equity (deficit)	$311,518	$314,812	$325,530	$300,552	$308,367	$306,735	$290,011
Total liabilities and members' equity (deficit)	$321,955	$324,392	$336,302	$310,277	$315,992	$316,322	$296,582

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	311,518	314,812	325,530	300,552	308,367	306,735	290,011
Net adjustments to fair value	55,342	57,150	52,200	81,071	36,053	49,998	66,976
TOTAL NET ASSETS	$366,859	$371,962	$377,730	$381,623	$344,420	$356,733	$356,986
NET ASSET VALUE PER INTEREST	$9.87	$10.03	$10.12	$10.58	$9.39	$9.82	$10.20

	Sachi	Sandridge	Sanford	Satjanon	Shawnee	Sonny	Sullivan
ASSETS
Current assets:
Cash	$17,126	$18,444	$7,002	$25,055	$22,246	$13,250	$24,567
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,649	8,536	4,561	7,071	5,591	4,960	6,124
Property and equipment, net	326,695	326,718	171,655	370,108	308,238	280,520	309,882
Total assets	$349,470	$353,698	$183,218	$402,235	$336,076	$298,730	$340,573

LIABILITIES
Current liabilities:
Accrued expenses	$1,168	$1,412	$3,108	$3,082	$2,290	$1,274	$1,218
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,760	8,357	3,181	5,367	3,241	4,012	5,745
Tenant deposits	2,195	3,743	1,995	2,495	2,195	1,895	2,345
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$10,123	$13,512	$8,285	$10,944	$7,726	$7,180	$9,308

MEMBERS' EQUITY (DEFICIT)
Members' capital	353,182	352,658	175,654	397,606	331,864	302,213	334,902
Accumulated deficit	(13,835)	(12,472)	(721)	(6,315)	(3,514)	(10,663)	(3,637)
Total members' equity (deficit)	$339,347	$340,186	$174,933	$391,291	$328,350	$291,550	$331,265
Total liabilities and members' equity (deficit)	$349,470	$353,698	$183,218	$402,235	$336,076	$298,730	$340,573

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	339,347	340,186	174,933	391,291	328,350	291,550	331,265
Net adjustments to fair value	51,628	62,878	19,043	36,660	8,249	71,442	62,136
TOTAL NET ASSETS	$390,975	$403,064	$193,976	$427,951	$336,599	$362,991	$393,401
NET ASSET VALUE PER INTEREST	$9.80	$10.01	$9.03	$9.62	$8.99	$10.70	$10.16

Troxler
ASSETS
Current assets:
Cash	$18,459
Other receivables	-
Prepaid expenses	-
Deposits	6,146
Property and equipment, net	296,314
Total assets	$320,919

LIABILITIES
Current liabilities:
Accrued expenses	$1,241
Accounts payable	-
Due to (from) related parties	3,387
Tenant deposits	2,445
Note payable, related party	-
Mortgage payables	-
Total liabilities	$7,074

MEMBERS' EQUITY (DEFICIT)
Members' capital	319,371
Accumulated deficit	(5,526)
Total members' equity (deficit)	$313,845
Total liabilities and members' equity (deficit)	$320,919

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	313,845
Net adjustments to fair value	43,498
TOTAL NET ASSETS	$357,343
NET ASSET VALUE PER INTEREST	$9.85

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered "forward-looking statements."  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager's expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings "Summary – Summary Risk Factors" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the parties' assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 28, 2026.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer